SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           for the month of January, 1999


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

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                                             (for publication on 8 January 1999)

                                 PETROFINA S.A.
                    52 Rue de l'Industrie - B-1040 Bruxelles
                     T.V.A. (BE) 403.079,441 - R.C.
                           Bruxelles n(degree) 227.957
                           --------------------------

                                 DIVIDEND NOTICE


On January 4, 1999, the Shareholders approved a gross dividend payment of 460 BEF (345 BEF net after deduction of withholding tax on presentation of one ordinary share or 391 BEF net after deduction of withholding tax on presentation of one share together with one STRIP-VVPR) for the 23.459.774 shares outstanding at December 31, 1998, coupons numbered 15 to 30 still attached.

The dividend will be payable as from January 13, 1999 against coupon nr 15 at :
BBL - GB - CGER-Banque - KBC - Banque Artesia - Banque Nationale de Paris - Credit du Nord - Banque Int. a Luxembourg - Banque Gen. du Luxembourg - Commerzbank - Deutsche Bank - Dresdner Bank - ABN-Amro Bank - Credit Suisse - Societe de Banque Suisse - Union de Banques Suisses - Credito Italiano - Barclays Bank (Throgmorton St., London) - Citibank N.A. (ADR Department) USA.

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PETROFINA
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                                                                 4 January 1999


PRESS RELEASE


                             DIVIDEND ANNOUNCEMENT

Based on the statement of assets and liabilities as at 30 November 1998 and the report of the Statutory Auditors on such statement, the Extraordinary General Meeting of PetroFina's shareholders on 4 January 1999, approved the distribution of a gross dividend of BEF 460 (BEF 345 net of withholding tax per share or BEF 391 net of withholding tax in the event of simultaneous presentation of a STRIP-VVPR) for the 23,459,774 shares with coupons no.15 and subsequent attached, issued at 31 December 1998. This dividend will be paid upon surrender of coupon no. 15 with effect from 13 January 1999.

                                      ***


This press release is available in French
This press release is available in Flemish


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   January 20, 1999                 By:         /s/   Francois Vincke
        ----------------                           ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General